May 8, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

       Re: Golden Heaven Group Holdings Ltd.
           Amendment No. 1 to Form 20-F
           Response dated April 4, 2025
           File No. 1-41675
Dear Jin Xu:

       We have reviewed your April 4, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
21, 2025 letter.

Amendment No. 1 to Form 20-F Filed April 7, 2025
Consolidated Balance Sheets, page F-3

1. Activities necessary to acquire property, plant and equipment and bring it to the condition and location necessary for its intended use are defined and discussed in
       ASC 360-10-20 and 30-1. In this definition, the guidance states, "[t]he term activities is to be construed broadly. It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for
its intended use   ."
       Please tell us your consideration of classifying "Prepayments for projects" disclosed in
       Notes 3 and 4 in the "Property and equipment, net" line item of your Consolidated
       Balance Sheets and describing it as construction in progress in the related Note 5. In doing so, explain in detail the nature of the projects and your consideration of the guidance cited in this comment. Lastly, tell us why you classify a significant portion
 May 8, 2025
Page 2

      of prepayments of projects as current when they appear to be non-current in nature.
      Refer to ASC 210-10-20.
Consolidated Statements of Cash Flows, page F-6

2. We note your response to prior comment 2. You state that the agreements are considered "open contracts" and that the contracts can be "changed or even canceled."
      Please elaborate for us what an open contract is. Tell us how you considered the fact that you use open contracts that can be changed or canceled in determining your classification as operating referencing the guidance in ASC 230-10-45 that supports your classification. Finally, taking into consideration this response and your response to the comment above, tell us why you do not consider these payments investing cash outflows to purchase property, plant and equipment and other productive assets pursuant to ASC 230-10-45-13c.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services